[CHARTER LOGO]

                                                                            NEWS

PRESS RELEASE

      CHARTER COMMUNICATIONS, INC. AND CHARTER COMMUNICATIONS HOLDINGS, LLC AMEND TENDER OFFERS TO MODIFY PRINCIPAL AMOUNT OF NOTES TENDERED FOR AND
                   EXTEND TENDER OFFERS UNTIL AUGUST 12, 2003

ST. LOUIS-- (Business Wire)-- July 30, 2003-- Charter Communications, Inc. (NASDAQ: CHTR - News) announced today that it (the "Company" or "CCI") and its indirect subsidiary, Charter Communications Holdings, LLC ("Holdings"), have amended their previously announced cash tender offers for a portion of the Company's convertible senior notes and a portion of Holdings' senior notes and senior discount notes to increase the aggregate principal amount of each series of Holdings' senior notes and senior discount notes being tendered for, to decrease the aggregate principal amount of each series of CCI convertible senior notes being tendered for and to extend the expiration time of the offers. As previously announced, the Company intends to fund the tender offers and its proposed paydown of up to approximately $500 million of indebtedness under its subsidiaries' bank credit facilities through a $1.7 billion financing by subsidiaries of the Company. The tender offer consideration for each $1,000 principal amount (or principal amount at maturity, in the case of senior discount notes) in each of the offers remains unchanged.

CCI TENDER OFFERS

CCI's tender offers relate to both series of its convertible senior notes (the "CCI Notes"). As amended, CCI is now offering to acquire up to $210 million of the outstanding principal amount of its 5.75% Convertible Senior Notes due 2005 and $140 million of the outstanding principal amount of its 4.75% Convertible Senior Notes due 2006. To the extent that either offer is undersubscribed, CCI reserves the right to use the unused funds relating to the undersubscribed offer to increase the size of the other offer. The aggregate principal amount of each series of CCI Notes tendered as of the close of business on July 29, 2003 was not significant.

CCI's tender offers will now expire at 12:00 midnight, New York City time, on Tuesday, August 12, 2003, unless extended or earlier terminated.

HOLDINGS TENDER OFFERS

Holdings' tender offers relate to the senior notes and senior discount notes listed in the table below (the "Holdings Notes"). Pursuant to the tender offers as amended, Holdings is offering to purchase up to $1.063 billion of outstanding principal amount of the Holdings Notes. The table below shows the principal purchase amount of each series of Holdings Notes that Holdings is now seeking to purchase. Holdings may increase the principal amount of Holdings Notes that it is seeking to purchase depending on the amount of net proceeds that it receives from the financing by subsidiaries of the Company, provided that the aggregate principal amount of Holdings Notes purchased will not exceed $1.775 billion. The aggregate principal amount of the 8.625% Senior Notes due 2009, the 9.625% Senior Notes due 2009 and the 10% Senior Notes due 2011 tendered as of the close of business on July 29, 2003 was approximately $7.5 million, $9.6 million and $19.6 million, respectively. The aggregate principal amount of each other series of Holdings Notes tendered as of such date was not significant.

Tenders of Holdings Notes may now not be withdrawn after 12:00 midnight, New York City time, on Tuesday, August 12, 2003, except under limited circumstances. Holdings' tender offers will now expire at 12:00 midnight, New York City time, on Tuesday, August 12, 2003, unless extended or earlier terminated.

Series of Holdings Notes    CUSIP        Principal Amount    Principal Purchase
                            Number       Outstanding(1)      Amount
8.625% Senior Notes due     16117PAE0    $1,500,000,000        $279,000,000
2009                        16117PAB6
10.000% Senior Notes        16117PAK6    $  675,000,000        $122,000,000
due 2009
10.750% Senior Notes        16117PAT7    $  900,000,000        $159,000,000
due 2009
9.625% Senior Notes due     16117PAZ3    $  700,000,000        $131,000,000
2009                        16117PAY6
10.250% Senior Notes        16117PAL4    $  325,000,000        $ 57,000,000
due 2010
11.125% Senior Notes        16117PAV2    $  500,000,000        $ 91,000,000
due 2011                    16117PAQ3
10.000% Senior Notes        16117PBB5    $  875,000,000        $164,000,000
due 2011                    16117PBA7
                            16117PBF6
9.920% Senior Discount      16117PAF7    $1,475,000,000        $ 60,000,000
Notes due 2011

CCI's and Holdings' obligations to accept notes tendered in their respective offers and pay the respective tender offer consideration are subject to a number of conditions, including financing, which are set forth in the respective Offers to Purchase and Letters of Transmittal for the tender offers.

Citigroup Global Markets Inc. ("Citigroup") is the dealer manager for the CCI and Holdings tender offers. Questions concerning the terms of the CCI and Holdings tender offers should be directed to Citigroup's Liability Management Desk, 390 Greenwich Street, 4th Floor, New York, New York 10013, telephone:
(800) 558-3745. The Bank of New York is the depositary agent in connection with the CCI and Holdings tender offers. D.F. King & Co., Inc. is the information agent for the CCI and Holdings tender offers. Copies of the respective Offers to Purchase and Letters of Transmittal may be obtained from the information agent at (800) 758-5378.

ABOUT CHARTER COMMUNICATIONS

Charter Communications, A Wired World Company(TM), is the nation's third-largest broadband communications company. Charter provides a full range of advanced broadband services to the home, including cable television on an advanced digital video programming platform via Charter Digital Cable(R) brand and high-speed Internet access marketed under the Charter Pipeline(R) brand. Commercial high-speed data, video and Internet solutions are provided under the Charter Business Networks(R) brand. Advertising sales and production services are sold under the Charter Media(R) brand. More information about Charter can be found at www.charter.com.

                                      # # #

Contacts:

Analysts                      Media
Mary Jo Moehle                Deb Seidel
314-543-2397                  314-543-5703
mmoehle@chartercom.com        dseidel@chartercom.com

Cautionary Statement Regarding Forward-Looking Statements:

This news release includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our plans, strategies and prospects, both business and financial. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Many of the forward-looking statements contained in this news release may be identified by the use of forward-looking words such as "believe," "expect," "anticipate," "should," "planned," "will," "may," "intend," "estimated," and "potential," among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this news release are set forth in reports or documents that we file from time to time with the United States Securities and Exchange Commission. All forward-looking statements attributable to the Company or a person acting on its behalf are expressly qualified in their entirety by this cautionary statement.